SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2006
Commission File Number: 001-11648
Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following document(s) are furnished with this Form 6-K:

Exhibit No.	Exhibit

99.1	Arrangement Agreement among Goldcorp Inc. and 0756808 B.C. Ltd. and Glamis Gold Ltd., dated August 30, 2006.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
(Registrant)

Date: September 1, 2006	By: Name:	/s/ Cheryl A. Sedestrom Cheryl A. Sedestrom
	Its:	Vice President, Finance and
Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit

99.1	Arrangement Agreement among Goldcorp Inc. and 0756808 B.C. Ltd. and Glamis Gold Ltd., dated August 30, 2006.